PROGEN
                                                              INDUSTRIES LIMITED
                                                              ABN 82 010 975 612

PROGEN INDUSTRIES LIMITED CEO - SUMMARY TERMS OF EMPLOYMENT

Brisbane, Australia - Monday 3 April 2006.

Progen CEO, Mr Justus Homburg, was appointed to the Board as Managing Director on 31 March 2006. Mr Homburg has signed an employment agreement with Progen Industries Limited with no fixed term. The Agreement can be terminated by either party on six (6) months notice. Payment by the Company can be made in lieu of notice.

The  main  terms  of  the  contract  are:

-    Fixed remuneration per annum (including superannuation) of $305,200.
-    First review of fixed remuneration to be 1 January 2007.
- Short term incentive per annum dependent on achievement of strategic and operational objectives set by the Board of up to 40% of his fixed remuneration.
- A stock options package subject to shareholder approval at the next meeting of shareholders:
          o 166,667 options to be granted on 1 March 2007 at an exercise price equal to a 20% premium to the 60 day share price VWAP prior to this date;
          o 166,667 options to be granted on 1 March 2008 at an exercise price equal to a 25% premium to the 60 day share price VWAP prior to this date;
          o 166,667 options to be granted on 1 March 2009 at an exercise price equal to a 30% premium to the 60 day share price VWAP prior to this date.

Mr Homburg currently has a direct interest in 30,000 employee stock options previously issued to him.


Linton Burns
Company Secretary
On behalf of the Board